

Advantage Announces Fourth Quarter and Year-End 2016 Results

Record Results and Outperformance Underscores Low Cost Glacier Montney Natural Gas Supply & Continuing Growth

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, March 2, 2017 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report the Corporation outperformed its 2014 through 2016 Glacier Montney development plan objectives and achieved record operating and financial results in 2016. During the last three years, Advantage transformed into a North American leading low cost Montney natural gas and liquids producer with strong investment returns despite extended periods of historically low commodity prices. As we embark on our 2017 through 2019 development plan and beyond, our achievements have further strengthened the Corporation's capacity to continue delivering profitable and sustainable growth based on a disciplined strategy supported by a strong hedging program, market diversification and firm transportation service. As we continue growth from our fourth quarter 2016 production rate of 221 mmcfe/d (36,844 boe/d) to a target of 316 mmcfe/d (52,670 boe/d) in 2019, we are excited to continue development of our vast Montney natural gas and liquids resource contained within the Corporation's land holdings.

We sincerely thank Advantage's Board of Directors and our shareholders for their guidance and ongoing support. We especially wish to thank our staff for their dedication and extra-efforts who have contributed to the Corporation's success in achieving stellar 2016 results and for their accomplishments in the last three years which are summarized below.

Resource Delineation and Capture

During the last three years, the Corporation grew its Montney land holdings by 30% through the acquisition of 36 net sections (23,040 net acres) of targeted high quality lands through Alberta government land sales and producer transactions for a total cost of $13 million. These sections were high graded based on Advantage's geo-technical interpretations and complement the Corporation's existing Montney land holdings. Since 2008, a total of 181 Montney horizontal wells have been drilled at Glacier leading to commercialization of five development layers which are estimated to contain approximately 1,100 future drilling locations. At our Valhalla land block, we have drilled three initial evaluation wells which confirmed natural gas liquids and an additional four wells are planned to be drilled in 2017. At our Wembley and Progress land blocks, industry drilling, in close proximity to our lands, have demonstrated encouraging results and Advantage plans to drill initial evaluation wells within the next 12 to 18 months. Advantage currently has a total of 157 net sections (100,480 net acres) of Montney lands which is 100% operated and controlled.

Operational Excellence

Over the last three years, Advantage increased annual production by 74% (61% per share) to 203 mmcfe/d (33,890 boe/d) and reduced operating costs per mcfe by 44% to $0.27/mcfe ($1.62/boe) in 2016. Through the application of new technologies in conjunction with Advantage's Montney expertise, significant improvements in well performance combined with lower well and facilities costs contributed to improving all-in capital efficiencies to $7,330/boe/d in 2016. Reserves additions have been achieved at an average three year proved plus probable finding and development ("F&D") cost of $0.46/mcfe ($2.76/boe) and proved F&D cost of $0.75/mcfe ($4.53/boe) including the change in future development capital. Advantage's 100% owned Glacier gas plant was expanded from 160 mmcf/d in 2014 to 250 mmcf/d in 2016 with a current expansion underway to further increase raw processing capacity to 400 mmcf/d by the second quarter of 2018. These achievements have created a solid foundation for a continued industry leading low cost structure and targeted production growth to 316 mmcfe/d (52,670 boe/d) in 2019.

Financial Strength

Advantage reduced its year-end total debt from $289 million in 2013 to $159 million in 2016 including reductions in its total capital program requirements by $177 million, growing its cash flow by 96% (81% per share) and achieving hedging gains of $73 million during the last three years. Total corporate cash costs were reduced by 53% to $0.66/mcfe ($3.96/boe) in 2016 resulting in strong operating netbacks of $2.83/mcfe ($16.98/boe) in the fourth quarter of 2016. Advantage generated $39 million of surplus cash (funds from operations less capital) in 2016 which contributed to a strong balance sheet with a 2016 year-end total debt to trailing cash flow ratio of 1.0 and an undrawn credit facility of $247 million to provide significant financial flexibility. Additionally, a commodity risk management and market diversification program is in place through 2019 to provide downside commodity price protection. As a result, Advantage's 2017 through 2019 development plan is highly resilient and estimated to result in a total 2019 year-end debt to trailing cash flow ratio of 0.2 assuming a three year AECO natural gas price assumption of Cdn $2.95/mcf. Assuming an average three year AECO natural gas price assumption of Cdn $2.00/mcf or $3.50/mcf, total 2019 year-end debt to trailing cash flow ratios are estimated to be 1.4 or 0.0, including the Corporation's current hedging positions, respectively.

Commodity Risk Management, Transportation and Market Diversification

Advantage has continued with a multi-year commodity risk management program in conjunction with its Montney development which began in 2008. The volume and price targets related to our hedging positions have and will continue to vary based on future capital program content. Since we have significantly reduced our corporate cash costs and improved capital efficiencies, a smaller volume of hedging, even at lower commodity prices than historical levels, can generate strong returns. Advantage has also proactively secured increasing levels of firm sales gas transportation service of up to 308 mmcf/d which will satisfy 100% of the Corporation's annual production targets (natural gas and liquids) of 236 mmcfe/d, 272 mmcfe/d and 316 mmcfe/d for 2017, 2018 and 2019, respectively. We have diversified our end-markets by securing Henry Hub to AECO basis differentials of US$0.85/mcf on 25,000 mcf/d for calendar 2018 and US$0.88/mcf on 50,000 mcf/d for calendar 2019. Our exposure to AECO prices are estimated to be approximately 57% in 2017.

The Corporation's achievements and strategic positioning further bolsters our confidence in the future development of Advantage's Montney assets to continue generating attractive investment returns and to compete as an industry leading North American natural gas and liquids supply source. We look forward to reporting on our development plan execution over the next three years.

Note: Please refer to Advantage's Year-end 2016 Reserves press release dated February 7, 2017 for additional details. F&D costs are calculated by dividing total capital by reserve additions during the applicable period. Total capital includes both capital expenditures incurred and changes in future development capital required to bring proved undeveloped reserves and probable reserves to production during the applicable period. Reserve additions are calculated as the change in reserves from the beginning to the end of the applicable period excluding production.

2016 Operating and Financial Highlights (please refer to the summary table at the end of this release)

Fourth quarter 2016 production was up 42% to a record 221 mmcfe/d (36,844 boe/d) and up 44% to average 203 mmcfe/d (33,890 boe/d) in 2016 representing a 36% increase on a per share basis. Liquids production was up 494% on an annual basis to 915 bbls/d as compared to 2015. The Corporation's strategy to maintain excess Montney well productivity and to retain available processing capacity at its 100% owned Glacier gas plant provided operational flexibility to capitalize on strengthening gas prices and to offset TransCanada Pipeline Limited's ("TCPL") sales gas transportation restrictions during 2016 and particularly in the fourth quarter of 2016.

Operating costs in the fourth quarter of 2016 were reduced by 37% to a record low of $0.22/mcfe ($1.32/boe) and reduced on an annual basis by 25% to $0.27/mcfe ($1.62/boe) compared to the same periods of 2015. This outstanding achievement was made possible by Advantage's continued focus on operational excellence and through the dedicated efforts of our Montney team.

Strong cash flow growth resulted in $39 million of surplus cash (funds from operations less capital expenditures) during 2016. Annual cash flow was up 35% to $167 million and up 28% on a per share basis to $0.92 which included hedging gains of $53 million. Advantage's cash netback for 2016 was $2.24/mcfe ($13.44/boe) which represents 78% of the realized sales price, including hedging.

Total debt (including working capital deficit) was reduced by $134 million to $159 million during 2016 resulting in a year-end 2016 total debt to trailing cash flow of approximately 1.0x. These achievements were attained despite an average daily AECO natural gas price of $2.16/mcf during 2016. Capital spending during the fourth quarter of 2016 was $30 million and $128 million for 2016.

Current Activity Update and Looking Forward

Advantage currently has 13 completed, standing wells which are expected to provide sufficient field production capability to increase annual production by 16% to our 2017 production target of 236 mmcfe/d (39,337 boe/d). The average drill, complete, equipping and tie-in costs for the 13 wells based on actual costs to date and Management estimates are $4.4 million/well which reflects Advantage's structural cost reductions as well as the continuation of lower service costs in 2016. A new 16 well pad will be rig released in the first quarter of 2017 and will be completed during the latter part of this year to support production growth through 2018.

The Corporation's Glacier gas plant expansion to increase raw processing capacity from 250 mmcf/d to 400 mmcf/d, including increasing propane plus ("C3+") liquids extraction capacity to 6,800 bbls/d, is progressing on-track. Approval has been received from the Alberta Energy Regulator ("AER") and

engineering design and equipment orders have been completed. Construction is expected to commence during the second half of 2017 with completion targeted by the second quarter of 2018.

To achieve our 2017 through 2019 production growth, a total of approximately 83 new Montney wells will be required to be drilled out of our estimated drilling inventory of 1,100 future locations at Glacier. This is targeted to drive annual production growth by 53% to 316 mmcfe/d (52,670 boe/d) in 2019. Operational flexibility to allow for increasing growth targets and varying the number of dry gas wells versus liquids rich wells have been included in our development plan.

Commodity Risk Management Program & Market Diversification

Advantage has hedged 45% of its 2017 targeted natural gas production at an average AECO price of Cdn $3.19/mcf, 22% of 2018 targeted natural gas production at an average AECO price of Cdn $3.02/mcf and 18% of Q1 2019 targeted natural gas production at an average AECO price of Cdn $3.00/mcf (% hedged is net of royalties). Additionally, we have secured Henry Hub to AECO basis differentials of US$0.85/mcf on 25,000 mcf/d for calendar 2018 and US$0.88/mcf on 50,000 mcf/d for calendar 2019 to diversify our natural gas markets.

We believe taking a disciplined approach to managing commodity price risk for 2018 and beyond will be prudent as supply and demand fundamentals are expected to remain volatile.

Consolidated Financial Statements and MD&A

The Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2016 together with the notes thereto, and Management's Discussion and Analysis for the year ended December 31, 2016 have been filed on SEDAR and with the SEC and are available on the Corporation's website at http://www.advantageog.com/investors/financial-reports/2016. The Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2015 are also available on the Corporation's website via the same webpage. Upon request, Advantage will provide a hard copy of any financial reports free of charge.

Fourth Quarter and Full Year 2016 Operating & Financial Summary

Financial and Operating Highlights		Three months ended December 31		Year ended December 31	
		2016	2015	2016	2015
Financial ($000, except as otherwise indicated)					
Sales including realized hedging	$	**71,090**	$ 42,654	**$ 215,027**	$ 165,054
Funds from operations	$	**54,610**	$ 31,656	**$ 166,861**	$ 123,630
per share [1]	$	**0.30**	$ 0.19	**$ 0.92**	$ 0.72
Total capital expenditures	$	**30,043**	$ 27,604	**$ 128,014**	$ 164,983
Working capital deficit [2]	$	**6,167**	$ 7,196	**$ 6,167**	$ 7,196
Bank indebtedness	$	**153,102**	$ 286,519	**$ 153,102**	$ 286,519
Basic weighted average shares (000)		**184,641**	170,742	**182,056**	170,608
Operating					
Daily Production					
Natural gas (mcf/d)		**215,369**	154,241	**197,852**	139,927
Liquids (bbls/d)		**949**	179	**915**	154
Total mcfe/d [3]		**221,063**	155,315	**203,342**	140,851
Total boe/d [3]		**36,844**	25,886	**33,890**	23,475
Average prices (including hedging)					
Natural gas ($/mcf)	$	**3.35**	$ 2.96	$ **2.75**	$ 3.18
Liquids ($/bbl)	$	**53.01**	$ 43.24	$ **47.97**	$ 44.60
Cash netbacks ($/mcfe) [3]					
Natural gas and liquids sales	$	**3.17**	$ 2.37	$ **2.18**	$ 2.57
Realized gains on derivatives		**0.32**	0.61	**0.71**	0.64
Royalties		**(0.18)**	(0.10)	**(0.07)**	(0.11)
Operating expense		**(0.22)**	(0.35)	**(0.27)**	(0.36)
Transportation expense [4]		**(0.26)**	-	**(0.09)**	-
Operating netback		**2.83**	2.53	**2.46**	2.74
General and administrative		**(0.08)**	(0.11)	**(0.10)**	(0.14)
Finance expense		**(0.09)**	(0.21)	**(0.13)**	(0.21)
Other income (expense)		**0.02**	(0.01)	**0.01**	0.01
Cash netbacks	$	**2.68**	$ 2.20	$ **2.24**	$ 2.40

(1) Based on basic weighted average shares outstanding.
(2) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(3) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.
(4) Please note that commencing on November 1, 2016, Advantage requested that its gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage's realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on funds from operations, cash netbacks, or net income (loss), however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the Corporation's plans to continue development of its Montney oil and natural gas resource contained within its land holdings and increase production, including the targeted amount of such production increase to be achieved by 2019; the Corporation's drilling plans for 2017, including the anticipated number of wells to be drilled and completed and the expected timing thereof; anticipated number of future drilling locations and the Corporation's focus on developing such locations including the number of locations to be developed and the expected timing thereof; the proposed expansion of Advantage's Glacier gas plant processing capacity, including the anticipated timing that construction will commence and be completed on the proposed expansion; the Corporation's belief that its firm sales gas transportation service will satisfy its annual production targets from 2017 to 2019; Advantage's estimated exposure to AECO prices in 2017; the Corporation's belief that its completed, standing wells will provide sufficient field production capability to increase annual production to its 2017 production target, including the amount of such production target; anticipated commodity prices; Advantage's future hedging positions; the Corporation's belief that taking a disciplined approach to managing commodity price risk for 2018 and beyond will be prudent as supply and demand fundamentals are expected to remain volatile; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the years ended December 31, 2017, 2018 and 2019 are expressed as anticipated average production over the calendar year. In determining anticipated production for the years ended December 31, 2017, 2018 and 2019 Advantage considered historical drilling, completion and production results for

prior years and took into account the estimated impact on production of the Corporation's 2017, 2018 and 2019 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains a number of oil and gas metrics, including F&D cost, operating netback, and reserve additions, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes. Operating netback is calculated by adding natural gas and liquids sales with realized gains and losses on derivatives and subtracting royalty expense, operating expense and transportation expense.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the Corporation's most recent independent reserves evaluation as prepared by Sproule Associates Limited as of December 31, 2016 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Of the 1,100 drilling locations disclosed in this press release, 793 are unbooked locations. Unbooked locations are internal estimates based on the Corporation's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Corporation will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Advantage actually drills wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, cash netbacks, surplus cash and total debt to trailing cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from

operations to cash provided by operating activities.The following abbreviations used in this press release have the meanings set forth below:

boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
boe/d	*barrels of oil equivalent per day*
GJ	*gigajoule*
kpa	*kilopascal*
mcf	*thousand cubic feet*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
mmcfe	*million cubic feet equivalent*
mmcfe/d	*million cubic feet equivalent per day*